FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 6/5/2020

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
26, Boulevard Royal, 4th floor
L-2449 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.
This report contains the summary of the resolutions adopted in the Annual General Meeting of Shareholders and in the Extraordinary General Meeting of Shareholders of TERNIUM S.A. held on June 5, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Arturo Sporleder
Name: Arturo Sporleder
Title: Secretary to the Board of Directors

Dated: June 5, 2020

Summary of the resolutions adopted in the Annual General Meeting of Shareholders of TERNIUM S.A. (the “Company”) held on June 5, 2020, by means of Videconference at 3:00 p.m. (Luxembourg time) (the “Annual Meeting”).

Annual Meeting

1.Consideration of the Consolidated Management’s and independent auditor’s reports on the Company’s consolidated financial statements. Approval of the Company’s consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017.

The Meeting resolved to approve the Company’s consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017.

2.Consideration of the independent auditor’s report on the Company’s annual accounts. Approval of the Company’s annual accounts as at December 31, 2019.

The Meeting resolved to approve the Company’s annual accounts as at December 31, 2019.

3.Allocation of results for the year ended December 31, 2019.

The Meeting resolved the loss showed in the annual accounts for the year ended December 31, 2019, be absorbed by the Company’s retained earnings account.

4.Discharge of members of the Board of Directors for the exercise of their mandate during the year ended December 31, 2019.

The Meeting resolved to discharge all those who were members of the Board of Directors during the year ended December 31, 2019, from any liability in connection with the management of the Company’s affairs during such year.

5.Election of the members of the Board of Directors.

The Meeting resolved to increase the number of members of the Board of Directors to nine, to re-elect Messrs. Ubaldo Aguirre, Roberto Bonatti, Carlos Alberto Condorelli, Vincent Robert Gilles Decalf, Adrian Lajous, Gianfelice Mario Rocca, Paolo Rocca, and Daniel Agustin Novegil as members of the Board of Directors and to appoint Mrs. Gioia Ghezzi as new member of the Board of Directors, each to hold office until the next annual general meeting of shareholders that will be convened to decide on the Company’s 2020 annual accounts

6.Authorization of the compensation of the members of the Board of Directors.

The Meeting resolved that each of the members of the Board of Directors receive an amount of USD 100,000 as compensation for their services during the fiscal year 2020, and that the Chairman of the Board of Directors receives, further, an additional fee of USD 250,000; and that each of the members of the Board of Directors who are members of the Audit Committee receive an additional fee of USD 45,000, and that the Chairman of such Audit Committee receives, further, an additional fee of USD

10,000. In all cases, the approved compensation for directors not residing in Luxembourg, will be net of any applicable Luxembourg social security charges

7.Appointment of the independent auditors for the fiscal year ending December 31, 2020 and approval of their fees.

The Meeting resolved to (i) appoint PricewaterhouseCoopers, Société coopérative, Cabinet de révision agréé, as the Company’s independent auditors for the fiscal year ending December 31, 2020, to be engaged until the next annual general meeting of shareholders that will be convened to decide on the 2020 accounts; and (ii) approve the independent auditors’ fees for audit, audit-related and other services to be rendered during the fiscal year ending December 31, 2020, broken-down into eight currencies (Argentine Pesos, Brazilian Reais, Colombian Pesos, Euro, Mexican Pesos, Swiss Francs, Uruguayan Pesos and U.S. Dollars), up to a maximum amount for each currency equal to ARS 67,020,837; BRL 2,038,933; COP 257,101,440; EUR 638,305; MXN 13,653,856; CHF 15,500; UYU 3,479,952 and USD 175,206 and to authorize the Audit Committee to approve any increase or reallocation of the independent auditors’ fees as may be necessary, appropriate or desirable under the circumstances.

8.Authorization to the Board of Directors to appoint one or more of its members as the Company’s attorney-in-fact.

The Meeting resolved to authorize the Board of Directors to appoint any or all members of the Board of Directors from time to time as the Company’s attorney-in-fact, delegating to such directors any management powers (including, without limitation, any day-to-day management powers) to the extent the Board of Directors may deem appropriate in connection therewith, this authorization to be valid until expressly revoked by the Company’s General Shareholders Meeting; it being understood, for the avoidance of doubt, that this authorization does not impair nor limit in any way the powers of the Board of Directors to appoint any non-members of the Board of Directors as attorneys-in-fact of the Company pursuant to the provisions of article 10.1(iii) of the Articles.

Summary of the resolutions adopted in the Extraordinary General Meeting of Shareholders of TERNIUM S.A. (the “Company”) held on June 5, 2020, at 3:20 p.m. (Luxembourg time) (the “Extraordinary Meeting”).

Extraordinary Meeting

1.Decision on the renewal of the authorized share capital of the Company and related authorizations and waivers by:
a.the renewal of the validity period of the Company’s authorized share capital for a period starting on the date of the Extraordinary General Meeting of Shareholders and ending on the fifth anniversary of the date of the publication in the RESA of the deed recording the minutes of such meeting;
b.the renewal of the authorization to the Board of Directors, or any delegate(s) duly appointed by the Board of Directors, for a period starting on the date of the Extraordinary General Meeting of Shareholders and ending on the fifth anniversary of the date of the publication in the RESA of the deed recording the minutes of such meeting, from time to time to issue shares within the limits of the authorized share capital against contributions in cash, contributions in kind or by way of incorporation of available reserves at such times and on such terms and conditions, including the issue price, as the Board of Directors or its delegate(s) may in its or their discretion resolve;
c.the renewal of the authorization to the Board of Directors, for a period starting on the date of the Extraordinary General Meeting of Shareholders and ending on the fifth anniversary of the date of the publication in the RESA of the deed recording the minutes of such meeting, to waive, suppress or limit any pre-emptive subscription rights of shareholders provided for by law to the extent it deems such waiver, suppression or limitation advisable for any issue or issues of shares within the authorized share capital; waiver of any pre-emptive subscription rights provided for by law and related procedures;
d.the decision that for as long as (but only for as long as) the shares of the Company are listed on a regulated market, any issuance of shares for cash within the limits of the authorized share capital shall be subject by provision of the Company’s articles of association to the pre-emptive subscription rights of the then existing shareholders, except in the following cases (in which cases no pre-emptive rights shall apply):
1.any issuance of shares for, within, in conjunction with or related to, an initial public offering of the shares of the Company on one or more regulated markets (in one or more instances); and
2.any issuance of shares against a contribution other than in cash; and
3.any issuance of shares upon conversion of convertible bonds or other instruments convertible into shares of the Company; provided, however, that the pre-emptive subscription rights of the then existing shareholders shall apply by provision of the Company’s articles of association in connection with any issuance of convertible bonds or other instruments convertible into shares of the Company for cash; and
4.any issuance of shares (including by way of free shares or at discount), up to an amount of 1.5% of the issued share capital of the Company, to directors, officers, agents, employees of the Company, its direct or indirect subsidiaries, or its Affiliates (as such term is defined in the Company’s articles of association)(collectively, the “Beneficiaries”), including without limitation the direct issue of shares or upon the exercise of options, rights convertible into shares, or similar instruments convertible or exchangeable into shares issued for the purpose of compensation or incentive of the Beneficiaries or in relation thereto (which the Board of Directors shall be authorized to issue upon such terms and conditions as it deems fit).
e.the acknowledgement and approval of the report of the Board of Directors in relation with the authorized share capital and the proposed authorizations to the Board of Directors with respect to any issuance of shares within the authorized share capital while suppressing any pre-emptive subscription rights of existing shareholders under law and related waiver; and
f.the amendment of article 5 of the articles of association of the Company to reflect the resolutions on this item of the agenda.

The Meeting resolved:

To renew the validity period of the Company’s authorized share capital, being fixed at three billion five hundred million US dollars (USD 3,500,000,000) (including the issued share capital) represented by three billion five hundred million (3,500,000,000) shares with a par value one US dollar (USD1), for a period starting on the date of this Meeting and ending on the fifth anniversary of the date of the publication in the RESA of the deed recording the minutes of this Meeting.

To renew the authorization to the Board of Directors, or any delegate(s) duly appointed by the Board of Directors, for a period starting on the date of this Meeting and ending on the fifth anniversary of the date of the publication in the RESA of the deed recording the minutes of this Meeting, from time to time, to issue shares within the limits of the authorized share capital against contributions in cash, contributions in kind or by way of incorporation of available reserves at such times and on such terms and conditions, including the issue price, as the Board of Directors or its delegate(s) may in its or their discretion resolve.

To renew the authorization to the Board of Directors, for a period starting on the date of this Meeting and ending on the fifth anniversary of the date of the publication in the RESA of the deed recording the minutes of this Meeting, to waive, suppress or limit any pre-emptive subscription rights of shareholders provided for by law to the extent it deems such waiver, suppression or limitation advisable for any issue or issues of shares within the authorized share capital and further resolved to waive any pre-emptive subscription rights provided for by law and related procedures.

That for as long as (but only for as long as) the shares of the Company are listed on a regulated market, any issuance of shares for cash, within the limits of the authorized share capital, shall be subject by provision of the Company’s articles of association to the pre-emptive subscription rights of the then existing shareholders, except in the following cases (in which cases no pre-emptive rights shall apply):
i.any issuance of shares for, within, in conjunction with or related to, an initial public offering of the shares of the Company on one or more regulated markets (in one or more instances); and
ii.any issuance of shares against a contribution other than in cash; and
iii.any issuance of shares upon conversion of convertible bonds or other instruments convertible into shares of the Company; provided, however, that the pre-emptive subscription rights of the then existing shareholders shall apply by provision of the Company’s articles of association in connection with any issuance of convertible bonds or other instruments convertible into shares of the Company for cash; and
iv.any issuance of shares (including by way of free shares or at discount), up to an amount of 1.5% of the issued share capital of the Company, to directors, officers, agents, employees of the Company, its direct or indirect subsidiaries, or its Affiliates (as such term is defined in the Company’s articles of association) (collectively, the “Beneficiaries), including without limitation the direct issue of shares or upon the exercise of options, rights convertible into shares, or similar instruments convertible or exchangeable into shares issued for the purpose of compensation or incentive of the Beneficiaries or in relation thereto (which the Board of Directors shall be authorized to issue upon such terms and conditions as it deems fit).

To acknowledge and approve the report of the Board of Directors dated 28 April 2020, in relation with the authorized share capital and the proposed authorizations to the Board of Directors with respect to any issuance of shares within the authorized share capital while suppressing any pre-emptive subscription rights of existing shareholders under law and related waiver. Such report of the Board of Directors shall remain annexed to the present deed to be registered therewith.

To approve the amendment of article 5 of the Company’s articles of association to reflect the resolutions on the agenda, so that articles 5.2. (i), 5.2. (ii) and 5.2. (iii) of the articles of association of the Company shall read as follows:

”5.2. (i) The Company’s authorized share capital shall be three billion five hundred million US dollars (USD 3,500,000,000), including the issued share capital, represented by three billion five hundred million (3,500,000,000) shares with a par value of one US dollar (USD 1) per share. The Company’s authorized share capital (and any authorization granted to the Board of Directors in relation thereto) shall be valid from 5 June 2020 until the fifth anniversary of the date of publication of the deed of the extraordinary General Shareholders’ Meeting held on 5 June 2020 in the Recueil électronique des sociétés et associations, Luxembourg (”RESA”).
(ii) The Board of Directors, or any delegate(s) duly appointed by the Board of Directors, may from time to time, for a period starting on the Extraordinary General Meeting of Shareholders held on 5 June 2020 and ending on the fifth anniversary of the date of the publication in the RESA of the deed recording the minutes of such meeting, issue shares within the limits of the authorized share capital against contributions in cash, contributions in kind or by way of incorporation of available reserves at such times and on such terms and conditions, including the issue price, as the Board of Directors or its delegate(s) may in its or their discretion resolve.
The General Shareholders’ Meeting has authorized the Board of Directors, for a period starting on the date of the Extraordinary General Meeting of Shareholders held on 5 June 2020 and ending on the fifth anniversary of the date of the publication in the RESA of the deed recording the minutes of such meeting, to waive, suppress or limit any pre-emptive subscription rights of shareholders provided for by law to the extent it deems such waiver, suppression or limitation advisable for any issue or issues of shares within the authorized share capital, and has waived any pre-emptive subscription rights provided for by law and related procedures;
(iii) For as long as (but only for as long as) the shares of the Company are listed on a regulated market, any issuance of shares for cash within the limits of the authorized share capital shall be subject by provision of these articles of association to the pre-emptive subscription rights of the then existing shareholders, except in the following cases (in which cases no pre-emptive rights shall apply):
(a) any issuance of shares for, within, in conjunction with or related to, an initial public offering of the shares of the Company on one or more regulated markets (in one or more instances); and
(b) any issuance of shares against a contribution other than in cash; and
(c) any issuance of shares upon conversion of convertible bonds or other instruments convertible into shares of the Company; provided, however, that the pre-emptive subscription rights of the then existing shareholders shall apply by provision of the Company’s articles of association in connection with any issuance of convertible bonds or other instruments convertible into shares of the Company for cash; and
(d) any issuance of shares (including by way of free shares or at discount), up to an amount of 1.5% of the issued share capital of the Company, to directors, officers, agents, employees of the Company, its direct or indirect subsidiaries, or its Affiliates (collectively, the “Beneficiaries”), including without limitation the direct issue of shares or upon the exercise of options, rights convertible into shares, or similar instruments convertible or exchangeable into shares issued for the purpose of compensation or incentive of the Beneficiaries or in relation thereto (which the Board of Directors shall be authorized to issue upon such terms and conditions as it deems fit).”